Sean Graber
Partner
+1.215.963.5598
sean.graber@morganlewis.com

February 5, 2026

FILED AS EDGAR CORRESPONDENCE

Kalkidan Ezra, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Nomura ETF Trust 485(a) Filing (File Nos. 333-273398 and 811-23890)

Dear Ms. Ezra:

On behalf of our client, Nomura ETF Trust (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Registrant’s post-effective amendment no. 15, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 18, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Nomura Focused Mid Cap Growth ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Delaware Management Company, a series of Nomura Investment Management Business Trust (the “Manager”), for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. The Staff notes that the name of the Trust and Fund have changed from the 485(a) filing. Please review and revise the disclosure to appropriately reflect the new names of the Trust and Fund.

Response.

The Registrant confirms that all references to the Trust and Fund names have been updated.

2.	Comment. Please provide a completed fee table and expense example for the Fund for the Staff’s review.

Response.

The Fund’s completed fee table and expense example are set forth below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.59%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses	0.59%
[1]	Other expenses are based on estimated amounts for the current fiscal year.

Kalkidan Ezra, Esq.
February 5, 2026

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$60	$189
3.	Comment. Please provide the range of market capitalization of the companies included in the Russell Midcap® Growth Index.

Response.

The Registrant confirms that the range of market capitalization of the companies included in the Russell Midcap® Growth Index have been provided.

4.	Comment. With respect to MIMGL, please clarify the “quantitative support” to be provided.

Response.

The Registrant notes that MIMGL will no longer be providing services to the Fund. Accordingly, all references to MIMGL providing services to the Fund in the Amendment have been deleted.

5.

Comment.

In the section entitled, “What are the principal risks of investing in the Fund,” under “Foreign risk,” please consider expanding the disclosure to include a discussion of whether the Fund will invest in emerging or developing markets as part of the Fund’s principal investment strategies.

Response.

The Registrant confirms that it is not currently expected that the Fund will invest in emerging markets or in developing markets as part of the Fund’s principal investment strategies. Accordingly, no changes have been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber
Sean Graber

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